SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)

                    Sun Healthcare Group, Inc.
                         (Name of Issuer)

             Common Stock, par value $0.01 per share
                  (Title of Class of Securities)

                            866933104
                          (CUSIP Number)



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CUSIP No.  866933104               13G                      Page 2 of 5


(1)  Name of Reporting Person:          Andrew L. Turner

     S.S. or I.R.S. Identification No. of Above Person:

(2)  Check the Appropriate Box if a Member of a Group (See Instructions):

          (a)

          (b)  X

(3)  SEC Use Only:

(4)  Citizenship or place of organization:        U.S.A.

     Number of shares beneficially owned by each reporting person with:

     (5)  Sole Voting Power:       6,923,712*

     (6)  Shared Voting Power:     -0-

     (7)  Sole Dispositive Power:  6,923,712*

     (8)  Shared Dispositive Power:     -0-

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:    6,923,712*

     * Includes 353,000 shares held by the Turner Children Trust, 263,645 shares held by The Turner Family Foundation, 74,267 shares held by the Andrew and Nora Turner Trust, all of which shares the Reporting Person disclaims beneficial ownership, and 200,0000 shares which may be purchased within 60 days pursuant to exercisable stock options.

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):



(11) Percent of Class Represented by Amount in Row (9):     11.5%

(12) Type of Reporting Person (See Instructions): IN



* See instructions before filling out.


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CUSIP No.  866933104               13G                      Page 3 of 5


Item 1(a).     Name of Issuer:

          Sun Healthcare Group, Inc.

         1(b). Address of Issuer's Principal Executive Offices:

          101 Sun Avenue NE
          Albuquerque, New Mexico 87109

Item 2(a).     Name of Person Filing:

          Andrew L. Turner

         2(b). Address of Principal Business Office or, if None, Residence:

          Andrew L. Turner, 101 Sun Avenue NE, Albuquerque, New Mexico 87109

         2(c). Citizenship:

          U.S.A.

         2(d). Title of Class of Securities:

          Common Stock, $.01 par value

         2(e). CUSIP No: 866933104

Item 4.   Ownership.

          (a)  Amount beneficially owned:    6,923,712 shares

          (b)  Percent of class:   11.5%

          (c)  Number of shares as to which such person has:

               (i) Sole power to vote or to direct the vote: 6,923,712 - includes 690,912 shares as to which the Reporting Person disclaims beneficial ownership (see Item 6) and 200,000 shares which may be purchased within 60 days pursuant to exercisable stock options.


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CUSIP No.  866933104               13G                      Page 4 of 5


               (ii) Shared power to vote or to direct the vote:  -0-

              (iii) Sole power to dispose or to direct the disposition of:
                    6,923,712 - includes 690,912 shares as to which the Reporting Person disclaims beneficial ownership (see
                    Item 6) and 200,000 shares which may be purchased within 60 days pursuant to exercisable stock options.

               (iv) Shared power to dispose or to direct the disposition of:
                    -0-

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          The Turner Children's Trust has the right to receive and direct dividends and sale proceeds of the 353,000 shares of the Company's Common Stock held by the Trust. Mr. Turner disclaims beneficial ownership of these shares.

          The Turner Family Foundation, a charitable foundation under
          Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, has the right to receive dividends and sale proceeds of the 263,645 shares of the Company's Common Stock held by the Foundation. Mr. Turner disclaims beneficial ownership of these shares.

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CUSIP No.  866933104               13G                      Page 5 of 5


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 1999
                                        /s/ Andrew L. Turner
                                        Andrew L. Turner